

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2015

Via E-mail
Scott K. Duff
Interim Chief Financial Officer
National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, Texas 77036

> **Re: National Oilwell Varco, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2014**
> **Filed February 17, 2015**
> **File No. 1-12317**

Dear Mr. Duff:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Business, page 1

Backlog, page 16

1.   We note your disclosure of contract backlog. Tell us how you considered disclosing the amount or percentage of backlog not reasonably expected to be filled within the current fiscal year as required by Item 101(c)(1)(viii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical accounting Policies and Estimates, page 47

Goodwill and Other Indefinite-Lived Intangible Assets, page 48

2.   We note your disclosure that you performed your annual impairment test in the fourth quarter and that goodwill was not impaired. Confirm to us, if true, that no reporting units are at risk of failing step one in the goodwill impairment test under ASC 350-20-35-4 through 8. Otherwise, for reporting units with material goodwill that are at risk of failing step one in the goodwill impairment test, disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- A description of how the main valuation assumptions were determined;
- A discussion of the degree of uncertainty associated with the main assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the main assumptions.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3489 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant